Buenos Aires, March 8th, 2018

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.:    Relevant Event. Convening of an Ordinary and Extraordinary General Shareholders’ Meeting for April 27, 2018.

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an Ordinary and Extraordinary General Shareholders’ Meeting for April 27, 2018, to be held at its offices located in Maipú 1, City of Buenos Aires, at 10.00 and 11.00 o´clock, in first and second calling, respectively.

  Sincerely,

María Agustina Montes

Head of Market Relations